UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Mighty Quinn's Holdings LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
November 5, 2014

Physical address of issuer
90 Dayton Ave , Suite 88, Passaic , NY 07055

Website of issuer
www.mightyquinnsbbq.com

Current number of employees
94

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$17,177,221.00	$11,561,003.00
Cash & Cash Equivalents	$3,916,154.00	$7,036,662.00
Accounts Receivable	$337,773.00	$1,315,622.00
Short-term Debt	$452,266.00	$860,005.00
Long-term Debt	$500,000.00	$2,241,236.00
Revenues/Sales	$14,664,400.00	$11,878,258.00
Cost of Goods Sold	$6,105,838.00	$4,554,074.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,546,879.00	$5,685,092.00

April 30, 2023

FORM C-AR

Mighty Quinn's Holdings LLC



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Mighty Quinn's Holdings LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.mightyquinnsbbq.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the

Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mighty Quinn's Holdings LLC (the "Company") is a Delaware Limited Liability Company, formed on November 5, 2014. The Company is currently also conducting business under the name of Mighty Quinn's Barbeque .

The Company is located at 90 Dayton Ave , Suite 88, Passaic , NY 07055.

The Company's website is www.mightyquinnsbbq.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Our vision is to be a leading provider of authentic, slow-smoked BBQ, prepared with the highest quality ingredients. We aim to provide the best service in the industry and to foster human connections by positively engaging our employees and guests. Mighty Quinn's got its start serving brisket at an outdoor weekend food market in Brooklyn where guests waited in long lines for a taste of authentic slow smoked BBQ. Our instinct that this amazing food category had been underserved was immediately validated, which led to our opening of the flagship Mighty Quinn's location in Manhattan's East Village in 2012. After earning "best new restaurant" in New York City by Zagat and receiving a glowing review on the cover of the New York Times dining section, we proceeded to open new locations. There are currently six corporate locations, three franchised locations, licensed locations in Yankee Stadium,Madison Square Garden, UBS Arena and Prudential Center , and a 12-unit franchisee-contracted development pipeline.

RISK FACTORS

Risks Related to the Company's Business and Industry

Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact our business.
In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. Because COVID-19 infections have been reported throughout the United States, certain federal, state and local governmental authorities have issued

stay-at- home orders, proclamations and/or directives aimed at minimizing the spread of COVID-19 which are only now being scaled back. Additional, more restrictive proclamations and/or directives may be issued in the future. Our business has been severely impacted by the COVID-19 pandemic. Local government mandates forced Mighty Quinn's to close its dining areas and solely focus on take-out and delivery sales which led to a decrease in overall sales. In addition, several restaurants have been closed and there is uncertainty as to which locations may be able to reopen when restrictions are lifted. There is currently no specific date provided by local governments as to when restrictions will be lifted or the specific limitations that will be imposed on occupancy and social distancing that will limit the number of diners in our restaurants. The ultimate impact of the COVID-19 pandemic on our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or we, may direct, which may result in an extended period of continued business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but our business, financial condition and results of operations may be adversely affected in a material respect.

The development and commercialization of the Company's products and services are highly competitive.

The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The fast-casual restaurant market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses could increase as they seek to execute their current business model.

Although the Company estimates that it has enough runway until the end of 2022, the cash burn rate could increase to promote revenue growth, further develop R&D, and fund other Company operations and obligations after the raise. Doing so could require significant effort and expense, may not be feasible or may require additional capital, which may or may not be available when and if needed.

The Company has incurred losses in its recent fiscal years and anticipates that it will continue to incur losses for the foreseeable future.

We are a development stage company with a limited operating history, and we may continue to incur significant and increasing operating losses for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity and working capital. Because of the various

risks and uncertainties associated with our business activities, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To date, we have financed our operations and internal growth primarily through private placements of equity and convertible debt, as well as our bank financings.

The Company's business model is capital-intensive.
The amount of capital the Company raised in its recent Convertible Note financing is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to those amounts previously raised. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets.

The Company projections of aggressive growth may not be realized.
If assumptions underlying projections are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Restaurant ventures are risky and have a high failure rate.
New restaurants, once opened, may not be profitable or may close, and the increases in average restaurant revenues and comparable restaurant sales that the Company has projected may not be realized. If the Company is unable to attract diners, reach its target average ticket size, or runs into other unforeseen challenges, Mighty Quinn's may be unable to meet its projections, resulting in investors failing to recoup their initial investment, be paid smaller than expected returns, and may result in some of the Company's restaurants closing. The Company's ability to operate any new restaurants profitably will depend on many factors, some of which are beyond its control, including:

● consumer awareness and understanding of its brand;

● general economic conditions, which can affect restaurant traffic, local labor costs, and prices for food products and other supplies;

● changes in consumer preferences and discretionary spending;

● difficulties obtaining or maintaining adequate relationships with distributors or suppliers; ● increases in prices for commodities, including proteins; and

● other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

The Company's business operations are currently concentrated in a single geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area.

The Company's financial performance is currently dependent on its restaurant locations located in the New York metropolitan area. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

The Company intends to grow, in part, through the sale of franchised locations and no assurance can be given that we will be successful in these efforts.

We currently anticipate increasing the number of our restaurants through the sale of franchised locations throughout the United States. These efforts and our performance depend, in part, upon (i) our ability to attract and retain qualified franchisees and (ii) the franchisees' ability to execute our concept and capitalize upon our brand recognition and marketing. If franchisees do not adequately operate or manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. Additionally, the quality of franchised restaurant operations may be diminished if franchisees do not operate restaurants in a manner consistent with the law or our standards and requirements, or if they do not hire and train qualified managers and other restaurant personnel. If we are unsuccessful in these efforts, our results of operation will be adversely affected and our financial projections will suffer.

The Company could face liability from or as a result of our franchisees.

Various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties. A franchisee or government agency may bring legal action against us based on the franchisee/franchisor relationship. Also, under the franchise business model, we may face claims and liabilities based on vicarious liability, joint-employer liability, or other theories or liabilities. All

such legal actions not only could result in changes to laws, making it more difficult to appropriately support our franchisees and, consequently, impacting our performance, but, also, such legal actions could result in expensive litigation with our franchisees or government agencies that could adversely affect both our profits and relationships with our franchisees. In addition, other regulatory or legal developments may result in changes to laws or the franchisor/franchisee relationship that could negatively impact the franchise business model and, accordingly, our profits.

The Company depends on its Co-CEO's and Pitmaster, the loss of any of whom could materially harm the business.

The Company relies upon the accumulated knowledge, skills and experience of its owners, executives and key employees. If any of those individuals were to leave or become incapacitated, the Company might suffer in its planning and execution of business strategy and operations, impacting the brand and financial results.

The Company is currently managed by two of its members and has not yet formed a Board.
Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

The Company does not have formal advisor agreements in place with listed advisors.
Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

Compliance with and changes in employment laws or regulation could harm our performance or cause the Company to be subject to litigation.
Various federal, state, regional and local labor laws govern our relationship with our employees and affect operating costs. These laws include, but are not limited to, minimum wage requirements, overtime pay, tip allocations, paid time off, family leave mandates, work scheduling, healthcare reform, unemployment tax rates, notice of pay disclosures, workers compensation rates, citizenship requirements and sales taxes. As the regulatory landscape continues to change and become more complex, it can be difficult to know all of the regulations, understand them clearly, and comply timely and consistently. Complying with this regulatory landscape subjects us to additional expense and exposes us to liabilities from claims for non-compliance. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, scheduling laws, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, or changing regulations from the National Labor Relations Board, other agencies or an administration occupying the White House.

The Americans with Disabilities Act is a federal law that prohibits discrimination on the basis of disability in public accommodations and employment.
Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants or to our guest-facing technologies in order to provide service to or make reasonable accommodations for disabled persons. In addition, there are evolving requirements and protocols for customer facing websites to comply with ADA best practices. The Company's efforts to stay in compliance with these changing protocols could fall short and may expose it to the risk of litigation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive food and beverage space. Additionally, the restaurants may be in a market where customers will not have brand loyalty.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, negative publicity could reduce sales at the restaurant. The Company may, from time to time, be faced with negative publicity relating to food quality, the safety, sanitation and welfare of restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of the Company's or its suppliers' food processing and other policies, practices and procedures, employee relationships and welfare or other matters. Negative publicity may adversely affect the Company, regardless of whether the allegations are valid or whether the Company is held to be responsible. In addition, the negative impact of adverse publicity relating to another restaurant owned by the same holding company may extend beyond the restaurant involved, especially due to the high geographic concentration of the holding company's restaurants, to affect some or all of its other restaurants, including franchised restaurants. A similar risk exists with respect to food service businesses unrelated to the Company, if customers mistakenly associate such unrelated businesses with the Company's operations. Employee claims based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect the Company and divert its financial and management resources that would otherwise be used to benefit the future performance of its operations.

The Company is vulnerable to changes in consumer preferences and economic conditions that could harm its business, financial condition, results of operations and cash flow.

Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the performances of individual locations. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and the Company's locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm the business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard barbecue favorably or that the Company will be able to develop new menu items that appeal to consumer preferences. The business, financial condition, and results of operations depend in part on the Company's ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of the Company's liquor and food service licenses and, thereby, harm its business.

The restaurant industry is subject to various federal, state, and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits, and approvals could adversely affect the Company's operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that a Company's conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect the Company's restaurant, which would adversely affect their business. Alcoholic beverage control regulations generally require restaurants to apply to a state authority and/or county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect the Company's business, financial condition, or results of operations.

The Company's insurance policies may not provide adequate levels of coverage against all claims.

We maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses that may be incurred by the Company that cannot be insured against or that may not be commercially reasonable to insure.

These losses, if they occur, may have a material and adverse effect on our business and results of operations. We may incur material losses and costs as a result of future product liability claims that may be brought against us. As a producer and marketer of consumer products, we may be subjected to various product liability claims. There can be no assurance that our product liability insurance will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to management. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on our financial condition or results of operations.

In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the Company (the "Management Fees").

The managing members can adjust the Management Fees when they deem appropriate, provided the Company shall maintain sufficient cash reserves. If there are not sufficient cash reserves to incur the Management Fees to the managing members, such payments will be deferred until the Company has sufficient cash reserves.

The Company is a holding company and its only material assets are its ownership interests in its subsidiaries.

The subsidiaries include: CMH BBQ Holdings LLC; Greenwich BBQ LLC; Battery BBQ LLC; Broadway BBQ LLC; Upper East BBQ LLC; Clifton BBQ LLC; Garden BBQ LLC; Westchester BBQ LLC; Central BBQ LLC; SI BBQ LLC; MQ Franchising LLC; MQ Franchisor LLC; Mighty Quinn's IP LLC; BK Waterview LLC; MQ Corp LLC. The Company is dependent upon distributions from its subsidiaries to pay taxes and other expenses and has no independent means of generating revenue. To the extent the Company may need funds to pay liabilities or to fund operations, and the subsidiaries are restricted from making distributions to the Company under applicable agreements, laws or regulations, or do not have sufficient cash to make these distributions, the Company may have to borrow funds to meet these obligations and operate the business. This could cause its liquidity and financial condition to be materially adversely affected.

The disclosures contained in this document are subject to change over time.

Certain disclosures in this document are not based on historical facts but represent the management's current expectations and estimates about the Company, the Company's industry segment and management's present beliefs and assumptions about the Company's operations and potential growth plans. These disclosures are subject to change over time due to changes in our business, if any, and any changes that are outside of our control, such as changes to market trends, regulations affecting us, our customers or their customers, economic conditions and other things that may have an implication on the way we conduct our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Our vision is to be a leading provider of authentic, slow-smoked BBQ, prepared with the highest quality ingredients. We aim to provide the best service in the industry and to foster human connections by positively engaging our employees and guests. Mighty Quinn's got its start serving brisket at an outdoor weekend food market in Brooklyn where guests waited in long lines for a taste of authentic slow smoked BBQ. Our instinct that this amazing food category had been underserved was immediately validated, which led to our opening of the flagship Mighty Quinn's location in Manhattan's East Village in 2012. After earning "best new restaurant" in New York City by Zagat and receiving a glowing review on the cover of the New York Times dining section, we proceeded to open new locations. There are currently six corporate locations, three franchised locations, licensed locations in Yankee Stadium,Madison Square Garden, UBS Arena and Prudential Center , and a 12-unit franchisee-contracted development pipeline.

Business Plan

Since our founding seven years ago, Mighty Quinn's has evolved into a scalable operation that's been retooled for franchise growth. We operate a 13,000 square foot facility serving our corporate and licensed locations that is currently 50% utilized. Our operational systems and standards allow for franchisees to take advantage of both on-premise (in restaurant dining) and off-premise (catering, delivery and takeout) revenue streams, which is the fastest growing segment of the dining market. Our fast casual format allows for the efficient use of labor and can be operated from smaller real estate footprints than typically needed to execute an authentic BBQ menu. Being successful in today's dining market means meeting guests where they want to be served, optimizing operations for a growing digital sales channel, cultivating a welcoming environment, and pursuing environmentally sustainable business practices wherever possible. Mighty Quinn's started as a food-focused passion project and has grown into a brand that we believe has the tools to successfully compete in the $50 billion fast casual segment.

History of the Business

Mighty Quinn's Holdings LLC ("Mighty Quinn's", "we", "The Company") is a Delaware Limited Liability Company formed in November 2014, and is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company").

The Company's Products and/or Services

Product / Service	Description	Current Market
A leading provider of authentic, slow-smoked BBQ	There are currently six corporate locations, three franchised locations, licensed locations in Yankee Stadium, Madison Square Garden, UBS Arena and Prudential Center , and a 12-unit franchisee-contracted development pipeline.	Fast-casual restaurant market
Catering	The Company offers catering services in certain locations.	Fast-casual restaurant market

Our menu changes seasonally and is dependent on locally available produce and meat products. The company is currently selling franchises.

The company sells its authentic slow smoked BBQ in six corporate locations, three franchised locations, licensed locations in Yankee Stadium, Madison Square Garden, UBS Arena and Prudential Center , and a 12-unit franchisee-contracted development pipeline. The Company operates a 13,000 square foot facility serving their corporate and licensed locations that is currently 30% utilized. Their operational systems and standards allow for franchisees to take advantage of both on-premise (in restaurant dining) and off-premise (catering, delivery and takeout) revenue streams, which is the fastest growing segment of the dining market.

Competition

The Company's primary competitors are other fast-casual restaurants, which includes major companies worldwide.

The Company competes in the fast-casual restaurant market, including major companies worldwide and smaller industry participants. The fast-casual restaurant market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing-approved services and thus may be better equipped than this company.

Supply Chain and Customer Base

The Company had one vendor that accounted for approximately 51.6% or $3,022,737 of the cost of sales for the year ended December 31, 2022. The Company has since terminated its relationship with this vendor.

Our customers are our neighbors and local residents who appreciate our quality cuisine and the fast-casual restaurant market dining experience. Our vision is to be a leading provider of authentic, slow-smoked BBQ, prepared with the highest quality ingredients. We aim to provide the best service in the industry and to foster human connections by positively engaging our employees and guests.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4322172	Bar and restaurant services	DESIGN PLUS WORDS, LETTERS, AND/OR NUMBERS	June 25, 2013	January 28, 2014	USA

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. Due to the global pandemic, the U.S. government has responded with relief legislation. Certain legislation, under the CARES act, authorized emergency loans to businesses by establishing, and providing funding for, forgivable bridge loans under the PPP. In February of 2021, the Company received a second round amounting to $1,255,310 under the PPP which qualifies for forgiveness, which include a partial repayment of $20,910. Under the PPP, the Small Business Administration (the "SBA") will forgive the proceeds received if eligibility and certain other criteria are met related to the use of funds. If there is a portion of the proceeds received that is not forgiven, it converts to unsecured term notes payable in equal installments, including interest at 1 %, maturing five years from the initial disbursement date.

Litigation

At times, the Company is subject to litigations as a result of daily operations that are viewed as non-material or covered by the Company's insurance.

Other

The Company's principal address is 90 Dayton Ave , Suite 88, Passaic , NY 07055

The Company has the following additional addresses:

The Company conducts business in USA and Dubai .

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
CMH BBQ Holdings LLC	Limited Liability Company	NY	January 25, 2012	100.0%
Greenwich BBQ LLC	Limited Liability Company	NY	November 13, 2013	100.0%
Battery BBQ LLC	Limited Liability Company	NY	April 23, 2013	100.0%
Broadway BBQ LLC	Limited Liability Company	NY	June 16, 2016	100.0%
Upper East BBQ LLC	Limited Liability Company	NY	August 17, 2015	100.0%
Clifton BBQ LLC	Limited Liability Company	DE	July 3, 2013	100.0%
Garden BBQ LLC	Limited Liability Company	NJ	June 1, 2017	100.0%
Westchester BBQ LLC	Limited Liability Company	NY	February 4, 2016	100.0%
Central BBQ LLC	Limited Liability Company	NJ	February 10, 2014	100.0%
SI BBQ LLC	Limited Liability Company	NY	February 8, 2016	100.0%
MQ Franchising LLC	Limited Liability Company	DE	February 9, 2018	100.0%
MQ Franchisor LLC	Limited Liability Company	DE	March 6, 2015	100.0%
Mighty Quinn's IP LLC	Limited Liability Company	DE	March 6, 2015	100.0%
BK Waterview LLC	Limited Liability Company	NY	March 19, 2013	100.0%
MQ Corp LLC	Limited Liability Company	NJ	May 16, 2018	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Micha Magid

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Co-CEO of Mighty Quinn's BBQ: Inception-present
Board Member of Mighty Quinn's BBQ: June 2021-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and Co-CEO of Mighty Quinn's BBQ (finance, strategy and marketing)

Education

Micha studied finance and international business at the Stern School of Business at New York University.

Name

Christos Gourmos

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Co-CEO of Mighty Quinn's BBQ, Inception-present
Board Member of Mighty Quinn's BBQ: June 2021-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and Co-CEO of Mighty Quinn's BBQ (operations, procurement and training programs)

Education

N/A

Name

Tory Palmer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member of Mighty Quinn's BBQ: June 2021-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Investor at Bolt Ventures family office: January 2020-present

Education

Tory studied economics and mathematics at John Hopkins University

Name

Andrew Moger

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member of Mighty Quinn's BBQ: June 2021-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director & Vice Chairman at Ripco Real Estate // CEO of BCD Strategic Investments

Education

Andrew received a Bachelor at Washington University

Name

John Rigos

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member of Mighty Quinn's BBQ: June 2021-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-CEO of Aurify Brands

Education

John received a BA in Economics from the University of Pennsylvania and an MBA from INSEAD

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Micha Magid

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Co-CEO of Mighty Quinn's BBQ: Inception-present
Board Member of Mighty Quinn's BBQ: June 2021-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and Co-CEO of Mighty Quinn's BBQ (finance and marketing)
Board Member of Mighty Quinn's BBQ: June 2021-present

Education

Micha studied finance and international business at the Stern School of Business at New York University.

Name

Christos Gourmos

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Co-CEO of Mighty Quinn's BBQ, Inception-present
Board Member of Mighty Quinn's BBQ: June 2021-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and Co-CEO of Mighty Quinn's BBQ (operations and training programs)
Board Member of Mighty Quinn's BBQ: June 2021-present

Education

N/A

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 94 employees in New York and New Jersey.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	357,080
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Class B LLC/Membership Interests
Amount outstanding	78,461
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Class C LLC/Membership Interests
Amount outstanding	69,595
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Class D LLC/Membership Interests
Amount outstanding	79,101
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to	

Regulation CF	

The Company has the following debt outstanding:

Type of debt	SBA EIDL Loan
Name of creditor	US Small Business Administration
Amount outstanding	$500,000.00
Interest rate and payment schedule	3.75%
Amortization schedule	Yes
Describe any collateral or security	Secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members
Maturity date	May 1, 2050
Other material terms	N/A

Type of debt	PPP Loan
Name of creditor	Connect One Bank
Amount outstanding	$425,266.00
Interest rate and payment schedule	1.0%
Amortization schedule	Yes
Describe any collateral or security	Secured by a lien on the issuing entity for each loan.
Maturity date	January 1, 2024
Other material terms	There are various maturity dates for these loans.

Type of debt	Equipment Loan
Name of creditor	Navitas Credit Corp
Amount outstanding	$10,623.00
Interest rate and payment schedule	9%
Amortization schedule	Yes
Describe any collateral or security	N/A
Maturity date	September 20, 2023
Other material terms	N/A

The total amount of outstanding debt of the company is $935,889.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$710,000.00	Working capital	May 1, 2019	Rule 506(b)
Convertible Notes		$607,850.00	Working Capital	April 1, 2020	Regulation CF
Units		$1,800,000.00	Working Capital	June 1, 2021	Rule 504

Ownership

A majority of the Company is owned by a few individuals. Those individuals are Micha Magid and Christos Gourmos.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned*
Christos Gourmos	26.3%
Micha Magid	25.2%

*A portion of the above ownership units are held in a separate trust, as well as by the individuals

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
-$2,546,879.00	$0.00	$0.00

Note the Company has not yet filed its 2022 Tax Return.

Operations

During 2022 the Company opened one corporate location and the Company's franchisees opened four locations. The new corporate location is in Hoboken, NJ at 322 Washington St. Hoboken, NJ 07030. The newly opened franchise owned and operated restaurants are located at 108-22 Queens Blvd, Forest Hills, NY 11375; 1105 Morris Ave, Union, NJ 07083; 433 3rd Ave, Brooklyn, NY 11215; and 202 N. Dale Mabry Hwy, Tampa, FL 33609.

The Company does not currently generate a profit. While management is focused on scaling the Mighty Quinn's BBQ brand, there are no forecasts on when the Company will generate profits.

Liquidity and Capital Resources

On April 1, 2020 the Company conducted an offering pursuant to Regulation CF and raised $607,850. On June 1, 2021 the Company raised $1,800,000 pursuant to a Unit sale.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering and Unit offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company operates its restaurants on leased premises. Lease terms for traditional shopping center or building leases generally have terms of 10-15 years. Rent expense for the Company's

leases, which generally have escalating rents over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and the rent paid is recorded as deferred rent in the consolidated balance sheet. Rent expense related to these leases was $1,923,848 for the year ended December 31, 2022. The deferred lease liability of $1,579,827 is included on the consolidated balance sheet as of December 31, 2022.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Micha Magid
(Signature)

Micha Magid
(Name)

Co-Founder, Co-CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Micha Magid
(Signature)

Micha Magid
(Name)

Co-Founder, Co-CEO
(Title)

(Date)

/s/Christos Gourmos
(Signature)

Christos Gourmos
(Name)

Co-Founder, Co-CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

MIGHTY QUINN'S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021

MIGHTY QUINN'S HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2021

TABLE OF CONTENTS



PERLSON
ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Mighty Quinn's Holdings LLC and subsidiaries
New York, NY

We have reviewed the accompanying consolidated financial statements of Mighty Quinn's Holdings LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2021, and the related consolidated statements of income, members' (deficit) equity and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Mighty Quinn's Holdings, LLC and subsidiaries and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

1000 Woodbury Rd.-Suite 102 • Woodbury,NY 11797 • Ph:(516) 541-0022 • Fax:(516) 541-7760

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Perlson LLP

Woodbury, NY
April 29, 2022

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2021

ASSETS		
CURRENT ASSETS		
Cash	$	7,036,662
Credit card receivable		23,925
Outside ordering receivable		321,241
Employee retention credit receivable		939,373
Royalty receivable		31,083
Inventory		423,099
Prepaid expenses		127,305
Other assets		112,500
TOTAL CURRENT ASSETS		9,015,188
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $4,307,159		1,812,946
Security deposits		447,007
Deferred tax asset		216,176
Intangible assets, net of accumulated amortization of $40,967		69,686
TOTAL ASSETS	$	11,561,003
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	743,942
Sales tax payable		71,449
Gift card payable		59,753
Tips payable		7,842
Catering deposits payable		10,622
Deferred franchise and area development fees		56,486
Deferred royalty fees		69,407
Equipment loan payable		13,099
Bank loan payable		259,067
PPP loans payable		600,938
TOTAL CURRENT LIABILITIES		1,892,605
Bank loan payable, net of current portion		1,741,236
Deferred rent payable		928,369
EIDL loan payable		500,000
Deferred franchise and area development fees, net of current portion		133,966
Equipment loan payable, net of current portion		10,623
TOTAL LIABILITIES		5,206,799
MEMBERS' EQUITY		6,354,204
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	11,561,003

See independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE		
Sales	$	11,692,594
Franchise and area development fees		78,198
Royalty revenue		91,939
Brand development fund		15,527
TOTAL REVENUE		11,878,258
COST OF SALES		
Inventory, beginning		378,104
Purchases		4,599,069
Less: inventory, ending		(423,099)
COST OF SALES		4,554,074
GROSS PROFIT		7,324,184
OPERATING EXPENSES		
Salaries		2,994,762
Rent		1,339,908
Outside ordering and delivery fees		1,146,281
Depreciation and amortization		617,078
Restaurant supplies		384,305
Utilities		379,737
Payroll taxes		326,122
Management fees		294,720
Insurance		119,567
Professional fees		214,474
Repairs and maintenance		180,266
Dues and subscriptions		139,721
Credit card fees		103,234
Advertising and promotions		86,805
Shipping		80,854
Disposal fees		63,273
General and administrative expense		63,212
Fees and permits		15,856
Automobile expense		12,029
Bank service charges		7,427
Outside services		353
Meals and entertainment		6,561
Royalties expense		6,663
TOTAL OPERATING EXPENSES		8,583,208
LOSS FROM OPERATIONS		(1,259,024)
OTHER INCOME (EXPENSES)		
Interest income		24,287
Other income		23,398
Employee retention credit income		939,373
Forgivable advance income		1,255,310
Grant income		30,000
Restaurant revitalization fund income		5,761,894
Gain on asset sale		12,831
Interest expense		(183,112)
Lease termination fee		(4,222)
Loss on abandoned assets		(850,762)
Settlement expense		(29,526)
Syndication fee expense		(72,999)
OTHER INCOME (EXPENSES), NET		6,906,472
INCOME BEFORE BENEFIT FOR INCOME TAXES		5,647,448
BENEFIT FOR INCOME TAXES		37,644
NET INCOME	$	5,685,092

See independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF MEMBERS' (DEFICIT) EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Balance, January 1, 2021	$	(2,379,441)
Net income		5,685,092
Members' capital contributions		3,048,553
Balance, December 31, 2021	$	6,354,204

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,685,092
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	617,078
Non-cash portion of gain on asset sale	19,150
Loss on abandoned assets	850,762
Deferred tax asset	(37,644)
Changes in operating assets and liabilities	
(Increase) decrease in operating assets	
Credit card receivable	(7,985)
Outside ordering receivable	(90,201)
Employee retention credit receivable	(939,373)
Royalty receivable	(28,212)
Inventory	(44,995)
Prepaid expenses	(74,731)
Security deposits	(23,968)
Intangible assets	(3,485)
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	(1,156,322)
Deferred franchise and area development fees	(33,198)
Deferred rent	372,622
Gift card payable	3,665
Sales tax payable	11,715
Catering deposits payable	(180)
Tips payable	1,264
Net cash provided by operating activities	5,121,054
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(224,292)
Net cash used in investing activities	(224,292)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of line of credit	(650,000)
Repayment of due to franchisee	(49,000)
Proceeds from PPP loans payable	149,438
Proceeds from member's capital contributions	3,048,553
Repayment of convertible notes payable	(1,348,243)
Repayment of bank loan payable	(230,716)
Repayment of equipment loans	(11,980)
Net cash provided by financing activities	908,052
NET INCREASE IN CASH	5,804,814
CASH, JANUARY 1, 2021	1,231,848
CASH, DECEMBER 31, 2021	$ 7,036,662
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Cash paid during the year for interest	$ 106,152

See independent accountants' review report.

NOTE 1 – NATURE OF BUSINESS

Mighty Quinn's Holdings LLC ("Mighty Quinn's") is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time made.

Cash
For purposes of the statement of cash flows, the Company considers cash in banks, cash on hand and demand deposits as cash.

Receivables and allowance for doubtful accounts
As of December 31, 2021, there is no allowance for doubtful accounts, as the Company believes the credit card receivable is fully collectible. Additionally, the outside ordering receivable consists of outside food delivery services where the Company collects the monies due for each delivery order on a daily, weekly or bi-monthly basis and believe this to be fully collectible based on past collectability.

Inventory
Inventory is stated at the lower of cost or net realizable value, with cost determined in accordance with the first-in, first-out method and consists primarily of food items and paper supplies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leasehold improvements, property and equipment

Leasehold improvements, property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized. Internal costs directly associated with the acquisition, development and construction of a restaurant are capitalized. Expenditures for major renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally include option periods that are reasonably assured, or the estimated useful lives of the assets. Upon retirement or disposal of asset, the accounts are relieved of cost and accumulated depreciation and any related gain or loss is reflected in the consolidated statement of operations. At least annually, the Company evaluates and adjusts, when necessary, the estimated useful lives of leasehold improvements, property and equipment. During the year ended December 31, 2021, management has determined there was a $850,762 loss on abandonment of leasehold improvements, property or equipment due to the closure of two locations. See Note 7 for more information.

Intangible assets

The Company amortizes intangible assets over their estimated useful life on a straight-line basis unless such life is deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. During the year ended December 31, 2021, the Company has determined there was no impairment of intangible assets.

Forgivable advance income

Currently there is no authoritative guidance under U.S. GAAP that addresses accounting and reporting by a nongovernmental entity, that is not a not-for-profit entity, (that is, a for-profit business entity) that receives a forgivable loan from a governmental entity. Accordingly, Management has elected to analogize to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance ("IAS 20"), which states that a forgivable loan from the government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. Accordingly, the Company presents income from forgivable loans from governmental entities within other income (expense) in the consolidated statement of income when all performance obligations have been satisfied and forgiveness is reasonably assured. See Note 8 for more information.

PPP loans payable

Management has elected to account for certain forgivable debt from a governmental entity under ASC Topic 470, Debt ("ASC 470"), as the Company has not applied for forgiveness for certain loans which are to be repaid. See Note 6 for details about the Paycheck Protection Program ("PPP").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Management fees

In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the Company (the "Management Fees"). The managing members can adjust the Management Fees when they deem appropriate, provided the Company maintains sufficient cash reserves. If there are insufficient cash reserves to incur the Management Fees, such payments will be deferred until the Company has sufficient cash reserves.

Advertising and marketing costs

Advertising and marketing costs are expensed as incurred and are included in advertising and promotions in the consolidated statement of operations.

Restaurant pre-opening costs

Pre-opening costs, including rent, wages, benefits and travel for training and opening teams, food and other restaurant openings, are expensed as incurred prior to a restaurant opening for business, and are included in operating expenses on the consolidated statement of operations.

Revenue recognition

The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by franchisees. Revenues from franchised restaurants include franchise, development area, royalty, conference attendance and technology fees, as well as, brand development fund contributions from franchisees. As a result, the Company is dependent on the strength of the restaurant industry and its ability to collect amounts owed on franchise agreements. The Company recognizes revenue at a point in time and over time for financial reporting purposes.

Disaggregation of revenue from contracts with franchisees

Revenue from contracts with franchisees for the year ended December 31, 2021 is disaggregated by timing of revenue recognition, as follows:

Products transferred at a point in time	$	123,429
Products transferred over time		78,198
Total	$	201,627

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee retention credit income
The Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") provides for an employee retention credit ("ERC"), which is a refundable tax credit against certain employment taxes that is capped per employee for eligible employers. The Company qualified for the ERC under the CARES Act and has applied for the ERC from the Internal Revenue Service, pursuant to the CARES Act.

Management has elected to analogize to IAS 20. Accordingly, the Company presents income from employee retention credit as other income (expense) in the consolidated statement of income and as a receivable on the consolidated balance sheet when all of the conditions attached to the assistance will be met and the assistance will be received. The Company estimated the amount of the ERC it expects to retain.

Contract balances
The following table provides information about receivables and contract liabilities from contracts with customers:

	January 1, 2021	December 31, 2021
Credit card receivable	$ 15,940	$ 23,925
Outside ordering receivable	231,040	321,241
Royalty receivable	2,871	31,083
Gift card payable	56,088	59,753
Catering deposits payable	10,802	10,622
Deferred franchise and area development fees	223,650	190,452

Delivery
The Company offers customers delivery in certain locations. Delivery services are fulfilled by third-party service providers. In some cases, the Company makes delivery sales through Mightyquinnsbbq.com or the Mighty Quinn's Barbecue App (the "MQ Label Sales"). In other cases, the Company makes delivery sales through a non-Mighty Quinn owned channel, such as the delivery partner's website or app ("Marketplace Sales"). With respect to MQ Label Sales, the Company controls the delivery services and generally recognize revenue, including delivery fees, when the delivery partner transfers food to the customer. For these sales, the Company receives payments directly from the customer at the time of sale. With respect to Marketplace Sales, the Company generally recognizes revenue, when control of the food is transferred to the delivery partner and the Company receives payment subsequent to the transfer of food. The payment terms with respect to Marketplace Sales are short-term in nature.

Catering
The Company offers catering services in certain locations. Deposits for catering events are deferred and revenue is recognized on the date the food is delivered to the customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Gift cards

The Company sells gift cards to customers in their restaurants. The gift cards sold to customers have no stated expiration dates and are subject to actual escheatment rights in the jurisdictions in which the Company operates. Revenue from Company gift cards purchased by customers is deferred as a contract liability until goods or services are transferred.

Mighty Quinn's BBQ Rewards

Eligible customers who enroll in the program via the Mighty Quinn's Barbecue App can generally earn points for every dollar spent. After accumulating a certain number of points, the customer earns a reward that can be redeemed for a free meal. The Company may also periodically offer promotions, which provide the customer with the opportunity to earn bonus points, coupons or free food. Earned rewards generally expire 7 years after they are issued. The Company defers revenue associated with the estimated price of points earned by program members as each point is earned. The estimated selling price of each point earned is based on the estimated value of the product for which the reward is expected to be redeemed. The Company recognizes loyalty revenue when a customer redeems an earned reward.

Income taxes

The Company has been organized as a limited liability company and is not a taxpaying entity for federal or state income tax purposes. As such, income of the Company is taxed to the members on their respective tax returns. The Company must pay nonresident withholding tax on taxable income which is apportioned to the state of New Jersey on behalf of New Jersey nonresident members. These payments are reported as members' withdrawals on the consolidated statement of members' (deficit) equity. The Company pays New York City Unincorporated Business Tax on its net income which is apportioned to New York City.

Deferred income taxes are provided to reflect the tax effect of timing differences between financial accounting depreciation and tax depreciation allowed by New York City, as well as, net operating losses which will reduce the future tax liability.

Under U.S. GAAP guidance is provided as to how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. U.S. GAAP requires the evaluation of tax positions taken to determine whether the tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority.

The Company's management has not identified any uncertain tax positions that could lead to possible tax liability or penalty upon examination by a taxing authority. The Company has not accrued any tax-related interest or penalties. The Company's federal and state income tax returns for tax years 2019 and beyond remain subject to examination.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sale of restaurant location

On February 17, 2020 (the "Sale Date"), the Company sold a barbeque restaurant located at 899 Bergen Street, Brooklyn, NY 11238 to MQBK Bergen, LLC (the "Buyer") by executing an asset purchase agreement and entering into a franchise agreement with the Company (the "Bergen Franchise"). The Buyer shall operate as a franchisee of Mighty Quinn's. On the Sale Date, the Buyer paid cash of $138,407 and entered into a promissory note for $322,928 payable over 24 months, bearing interest at a rate of six percent per annum.

On November 18, 2020, the Company and the Buyer entered into a franchise termination agreement (the "Termination Agreement") due to the landlord permanently closing the facility which the restaurant operated due to COVID-19 global pandemic. As a result of the Termination Agreement, the Company provided the Buyer with a contribution not to exceed $138,407 as a development incentive (the "Development Incentive").

The Development Incentive included a $20,000 cash lump sum payment upon execution of the Termination Agreement and a $49,000 cash lump sum payment which was paid during the year ended December 31, 2021. As of December 31, 2021 the $69,407 royalty credit payable was still accrued on the consolidated balance sheet as the Buyer has not commenced operations.

The Buyer was entitled to a $49,000 cash lump sum payment since a lease was signed for a new "Mighty Quinn's" restaurant location to be developed under the Development agreement before September 30, 2021. To the extent the Buyer is in full compliance with the terms under the Development Agreement, the amount payable to the Buyer would be credited against future royalty payments that will come due under the Franchise Agreement pursuant to the Development Agreement, until the time the total amount payable to the Buyer has been exhausted.

New Accounting Pronouncement Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") ASU 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 requires that a lessee recognized a right-of-use asset and a corresponding liability with limited exceptions, of its obligation under an operating lease, as well as expands disclosure requirements for both lessors and lessees. ASU 2016-02 and its subsequent amendments' effective date was deferred for private companies. As a result of the deferral, the effective date of ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the effect of the adoption of ASU 2016-02 on their results of operations, financial position or cash flows.

NOTE 3 – LEASEHOLD IMPROVEMENTS, PROPERTY AND EQUIPMENT

As of December 31, 2021, leasehold improvements, property and equipment consist of the following:

			Estimated Useful Life
Leasehold improvements	$	4,287,587	10 – 15 years
Furniture and fixtures		501,779	7 years
Equipment		1,241,417	5 years
Vehicles		60,500	5 years
Computer software		28,822	3 years
		6,120,105	
Less: accumulated depreciation		(4,307,159)	
	$	1,812,946	

For the year ending December 31, 2021, depreciation expense was $596,787.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets are stated at cost, net of accumulated amortization. Costs incurred in connection with debt financing are capitalized and charged to amortization expense over the terms of the related debt agreement using the straight-line method. Costs incurred in connection with acquiring a trademark are capitalized and charged to amortization expense over ten years using the straight-line method. Costs incurred in connection with obtaining liquor licenses are capitalized and charged to amortization expense over three years using the straight-line method.

As of December 31, 2021, intangible assets consisted of the following:

			Estimated Useful Life
Trademark	$	63,718	10 years
Financing fee		35,445	10 years
Liquor licenses		11,490	2 - 3 years
		110,653	
Less: accumulated amortization		(40,967)	
	$	69,686	

Amortization expense was $20,291 for the year ended December 31, 2021.

NOTE 4 – INTANGIBLE ASSETS (CONTINUED)

As of December 31, 2021, future estimated amortization expense for the years ending December 31, are as follows:

2022	$	11,936
2023		9,931
2024		9,157
2025		9,157
Thereafter		29,505
	$	69,686

NOTE 5 – CONVERTIBLE NOTES

In 2019, the Company issued unsecured convertible notes (the "Unsecured Convertible Notes") up to an aggregate principal amount of $2,000,000 to investors pursuant to a note purchase agreement dated May 10, 2019 (the "Note Purchase Agreement"). The Unsecured Convertible Notes mature on December 31, 2021 (the "Maturity Date") and accrue interest at a rate equal to 10% per annum. The Company does have the right to prepay the amount due on the Unsecured Convertible Notes prior to the maturity date.

During the year ended December 31, 2020, the Company offered securities which are accounted for as convertible notes under both regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker dealer, and member of FINRA/SIPC. SI Securities received cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold.

SI Securities acted as the Company's exclusive placement agency and intermediary in connection with an offering of the Company's securities to fund its working capital needs via the equity crowdfunding platform SeedInvest. On February 21, 2020, the Note Purchase Agreement was amended to be included with the securities offerings by SI Securities, under similar terms via SeedInvest.

On December, 31, 2021, all of the unsecured convertible notes under the Note Purchase Agreement, as amended were converted to equity interest in the Company. During the year ended December 31, 2021, all of the investors chose to have their respective accrued interest paid in cash. For the year ended December 31, 2021 interest expense on the unsecured convertible notes was $55,111.

NOTE 5 – CONVERTIBLE NOTES (CONTINUED)

On June 10, 2021, the Company entered into a subscription agreement with Bolt BBQ Holdings, LLC (the "Bolt Investor") to offer 79,101 units for a sale price of $1,800,000. After the closing, the Bolt Investor has the right, but no obligation to purchase up to $1,250,000 of additional units in a transaction or series of transactions, at a price of $22.756 per unit, as adjusted. If the Bolt Investor does not elect to purchase additional units a non-Bolt Investor is entitled to purchase pursuant to the subscription agreement.

NOTE 6 – LOANS AND LINE OF CREDIT

Bank loan
On November 6, 2017, the Company entered into a permanent fixed rate note (the "Bank Loan") with ConnectOne Bank (the "Lender") maturing November 6, 2027. The Company will make one hundred and twenty consecutive equal monthly payments of principal and interest.

Interest on the Bank Loan is fixed at 4.5% per annum. The outstanding principal balance of the Bank Loan is secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members. Borrowings under the Bank Loan were $2,000,303 as of December 31, 2021. For the year ending December 31, 2021, interest expense on the Bank Loan was $95,029. See Note 13 for more information.

Line of credit
The Company also has a $1,000,000 revolving line of credit (the "LOC") with the Lender and can be renewed annually. The LOC matured on November 1, 2021, was repaid and not renewed. The Company was able to draw on the LOC to support working capital needs of Company-owned leased restaurant locations. Interest on the LOC was payable at a fixed rate of 4.75% and was paid monthly. For the year ending December 31, 2021, interest expense on the LOC was $3,412. The Company was subject to certain financial covenants pursuant to the Bank Loan and LOC.

Equipment loan
On September 20, 2018, the Company entered into an equipment loan (the "Equipment Loan") to purchase restaurant equipment. The Equipment Loan is payable monthly and will mature in September 2023. Interest on the Equipment Loan is fixed at 9%. As of December 31, 2021, borrowings under the Equipment Loan were $23,722. During the year ended December 31, 2020 interest expense on the Equipment Loan was $2,719.

Paycheck Protection Program loan
The Company received various loans from ConnectOne Bank under the PPP established under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") that are accounted for under ASC Topic 470, Debt ("ASC 470"), as a few of the PPP loans were not eligible for forgiveness, in whole or in part. The PPP loans bears interest at a rate of one percent per annum and are payable in

NOTE 6 – LOANS AND LINE OF CREDIT (CONTINUED)

Paycheck Protection Program loan (continued)

monthly installments of principal and interest over twenty-four months beginning ten months from the date of the note. The PPP loans may be repaid at any time with no prepayment penalty. As of December 31, 2021, accrued interest payable related to the PPP loans was $8,296 and included in accounts payable and accrued expenses on the consolidated balance sheet.

During the year ended December 31, 2021, the Company defaulted on 4 PPP loans as the Company closed two restaurant locations and sold a restaurant location which all occurred in early 2020. These locations are closed or sold and have no assets, nor were granted forgiveness. As of December 31, 2021, there is $297,600 of PPP loans payable that the Company defaulted on and included on the consolidated balance sheet.

Economic Injury Disaster loan

On May 5, 2020, the Company executed the standard loan documents required for securing an Economic Injury Disaster Loan ("EIDL") from the United States Small Business Administration (the "SBA") under its Economic Injury Disaster Loan assistance program in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL is $500,000, with proceeds to be used for working capital purposes. Interest on the EIDL accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twenty-four months from the commencement date of the EIDL in the amount of $2,437. The balance of principal and interest is payable thirty years from the date of the promissory note. In connection with the EIDL, the Company executed the EIDL documents, which include the SBA Secured Disaster Loan Note, dated May 5, 2020, the Loan Authorization and Agreement, dated May 5, 2020, and the Security Agreement, dated May 5, 2020, each between the SBA and the Company. As of December 31, 2021 interest of $18,544 was accrued and included in accounts payable and accrued expenses on the consolidated balance sheet.

NOTE 7 – COMMITMENTS

The Company operates its restaurants on leased premises. Lease terms for traditional shopping center or building leases generally have terms of 10-15 years. Rent expense for the Company's leases, which generally have escalating rents over the term of the lease, is recorded on a straight-line basis over the lease term. The lease term begins when the Company has the right to control the use of the property, which is typically before rent payments are due under the lease. The difference between the rent expense and the rent paid is recorded as deferred rent in the consolidated balance sheet.

Rent expense related to these leases was $1,456,467 for the year ended December 31, 2021. The deferred rent payable of $928,369 is included on the consolidated balance sheet as of December 31, 2021.

NOTE 7 – COMMITMENTS (CONTINUED)

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than specified target amounts. The Company recognizes contingent rent expense provided the achievement of that target is considered probable. Mighty Quinn's Holdings LLC provides guarantees for the Company's operating leases, in the event of default.

Closed locations

In 2020, the Company closed two restaurant locations and during the year ended December 31, 2021 the Company negotiated the termination of the leases associated with these locations.

Certain of the Company's operating leases were amended to include rent abatements and/or rent concessions that have been reflected in the minimum future payments under the lease terms.

As of December 31, 2021, minimum future payments under the lease term for the year ending December 31st are as follows:

2022	$	2,292,684
2023		2,357,474
2024		2,074,049
2025		1,808,192
2026		1,161,421
Thereafter		1,477,623
	$	11,171,443

New York Yankees sponsorship agreement

On January 1, 2017 the Company entered into a sponsorship agreement with the New York Yankees Partnership (the "Yankee Agreement"). Per the terms of the Yankee Agreement, the Company will pay an annual sponsorship fee (the "Sponsorship Fee") in the amount of $15,000 on or before May 1st annually. The Yankee Agreement was scheduled to terminate on November 1, 2020. The Yankee Agreement was extended by one year and terminated on November 1, 2021.

In addition to the Sponsorship Fee, the Company is obligated to provide a catering credit equal to $15,000 to be applied against the wholesale price of products provided by the Company during a certain time period. During the year ended December 31, 2021, a catering credit of $15,000 was issued on May 1, 2021. See Note 14 for more information.

NOTE 7 – COMMITMENTS (CONTINUED)

MSG sponsorship agreement

On January 16, 2020 the Company entered into a sponsorship agreement with MSG Sports & Entertainment, LLC (the "MSG Sponsorship") for a total cost of $267,963 for two arena concession stands, commercial spots on a marquee and social media posts. Due the global pandemic the MSG sponsorship was paused due to the temporary closure of Madison Square Garden. During the year ended December 31, 2020, the Company did not make any sponsorship payments.

Effective September 1, 2021, the payment terms of the MSG Sponsorship were amended to have quarterly payments made through the maturity date of August 31, 2024.

NOTE 8 – FORGIVABLE ADVANCE INCOME

Due to the global pandemic, the U.S. government has responded with relief legislation. Certain legislation, under the CARES act, authorized emergency loans to businesses by establishing, and providing funding for, forgivable bridge loans under the PPP. In February of 2021, the Company received a second round amounting to $1,255,310 under the PPP which qualifies for forgiveness, which include a partial repayment of $20,910. Under the PPP, the Small Business Administration (the "SBA") will forgive the proceeds received if eligibility and certain other criteria are met related to the use of funds. If there is a portion of the proceeds received that is not forgiven, it converts to unsecured term notes payable in equal installments, including interest at 1 %, maturing five years from the initial disbursement date.

As of December 31, 2021, Management believes the Company has met the eligibility and certain other criteria related to the use of funds, and there is reasonable assurance that full forgiveness will be granted. Accordingly, the Company has recognized $1,255,310 of proceeds received under the PPP as forgivable advance income during the year ended December 31, 2021, which is presented in other income (expense) in the consolidated statement of income. The Company has applied for forgiveness under the PPP, which is pending approval from the SBA and pending loan cancellation by the lender. Once the SBA reviews and approves the forgiveness amount, the SBA will have the right to audit the Company's compliance with the PPP for a period of up to six years. Any unfavorable outcome resulting from the SBA's review or audit will be reported once known and may materially impact the Company's financial position and/or results of future operations.

NOTE 9 – RETIREMENT PLAN

On June 19, 2019, the Company established a 401(k)/profit sharing defined contribution plan (the "Plan") covering all eligible employees, effective January 1, 2019. The Plan enables eligible employees to contribute a percentage of their compensation up to the maximum allowable pursuant to the Internal Revenue Code. The Company may make discretionary profit sharing and/or matching contributions for each dollar contributed by the individual within certain limits. For the year ended December 31, 2021, the Company did not make any discretionary profit sharing or matching contributions to the Plan.

NOTE 10 – CONCENTRATIONS OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND SUPPLIERS

Credit risk
The Company places its cash in accounts that are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). Throughout the year, the bank balances may exceed the limit insured by the FDIC. At December 31, 2021 the Company had approximately $6,200,000 in excess of the FDIC insured limit.

Major vendor
The Company had one vendor that accounted for approximately 53.3% or $2,428,289 of the cost of sales for the year ended December 31, 2021. The Company expects to maintain the relationship with this vendor.

NOTE 11 – BENEFIT FOR INCOME TAXES

The benefit for income taxes consists of the following for the year ended December 31, 2021:

Deferred income tax benefit:		
Local	$	37,644
Benefit for income taxes for the year ended December 31, 2021	$	37,644

NOTE 12 – LITIGATION

The Company is involved in claims and legal actions that arose in the ordinary course of business. Management records an accrual for legal contingencies when they determine that it is probable that the Company has incurred a liability and can reasonably estimate the amount of the loss. Although Management has recorded liabilities related to these claims and legal actions, the estimates used to determine the amount of these liabilities may not be accurate.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 29, 2022, the date of which these consolidated financial statements were available to be issued.

New York Yankees sponsorship agreement
On January 1, 2022 the Company entered into another sponsorship agreement with the New York Yankees Partnership (the "2nd Yankee Agreement") for a total cost of $66,000 that will expire on November 1, 2025 or the conclusion of the final game played in the 2025 regular season, whichever is later. Per the terms of the 2nd Yankee Agreement, the Company will pay a sponsorship fee (the "Sponsorship Fee") in the amount of $16,500 on or before May 1st annually.

NOTE 13 – SUBSEQUENT EVENTS (CONTINUED)

In addition to the Sponsorship Fee, the Company is obligated to provide a catering credit equal to $15,000 to be applied against the wholesale price of products provided by the Company during a certain time period. The 2nd Yankee Agreement also provides that advertisements will be made on behalf of the Company. At any time, the New York Yankees Partnership may cancel the sponsorship agreement with written notice.

Bank Loan
In February of 2022, the Bank Loan was paid in full by the Company.

There have been no other significant subsequent events that have been identified by the Company, except for the subsequent events disclosed above.

MIGHTY QUINN'S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022

MIGHTY QUINN'S HOLDINGS LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Mighty Quinn's Holdings LLC and subsidiaries
New York, NY

We have reviewed the accompanying consolidated financial statements of Mighty Quinn's Holdings LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2022, and the related consolidated statements of income, members' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Mighty Quinn's Holdings, LLC and subsidiaries and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

1000 Woodbury Road-Suite 102 • Woodbury, NY 11797 • Ph: (516) 541-0022 • Fax: (516) 541-7760

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Perlson LLP

CERTIFIED PUBLIC ACCOUNTANTS
Woodbury, NY
June 8, 2023

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2022

ASSETS

CURRENT ASSETS

Cash	$	3,916,154
Credit cards receivable		47,913
Outside ordering receivable		337,773
Royalties receivable		27,327
Inventory		489,146
Prepaid expenses		132,111
Other assets		112,500
TOTAL CURRENT ASSETS		5,062,924

PROPERTY AND EQUIPMENT, net of accumulated depreciation of $4,798,464	1,654,981
Security deposits	451,084
Deferred tax asset	275,373
Operating lease right-of-use asset	9,671,910
Intangible assets, net of accumulated amortization of $54,744	60,949

TOTAL ASSETS	$	17,177,221

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	1,183,964
Sales tax payable		78,529
Gift cards payable		63,794
Tips payable		12,183
Catering deposits payable		10,802
Deferred franchise and area development fees		39,983
Deferred royalty fees		40,993
Operating lease liability		1,579,827
PPP loans payable		425,266
TOTAL CURRENT LIABILITIES		3,435,341

EIDL loan payable	500,000
Deferred franchise and area development fees, net of current portion	151,425
Operating lease liability, net of current portion	9,283,131
TOTAL LIABILITIES	13,369,897
MEMBERS' EQUITY	3,807,324

TOTAL LIABILITIES AND MEMBERS' EQUITY	$	17,177,221

See independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE		
Sales	$	14,019,876
Franchise and area development fees		99,044
Royalty revenue		251,088
Brand development fund		50,090
TOTAL REVENUE		14,420,098
COST OF SALES		
Inventory, beginning		423,099
Purchases		5,927,583
Less: inventory, ending		(489,146)
COST OF SALES		5,861,536
GROSS PROFIT		8,558,562
OPERATING EXPENSES		
Salaries		3,997,340
Lease expense		1,923,848
Outside ordering and delivery fees		1,180,316
Depreciation and amortization		505,082
Restaurant supplies		473,874
Utilities		434,311
Payroll taxes		414,453
Management fees		312,000
Insurance		282,918
Professional fees		365,193
Repairs and maintenance		241,642
Dues and subscriptions		171,790
Credit card fees		129,055
Advertising and promotions		359,563
Shipping		184,507
Disposal fees		97,736
General and administrative expense		205,256
Fees and permits		11,741
Automobile expense		10,141
Bank service charges		6,990
Outside services		1,680
Meals and entertainment		14,537
Royalty expense		6,398
TOTAL OPERATING EXPENSES		11,330,371
LOSS FROM OPERATIONS		(2,771,809)
OTHER INCOME (EXPENSES)		
Interest income		77,019
Other income		97,607
Forgivable advance income		24,690
Interest expense		(33,583)
OTHER INCOME (EXPENSES), NET		165,733
LOSS BEFORE BENEFIT FOR INCOME TAXES		(2,606,076)
BENEFIT FOR INCOME TAXES		59,197
NET LOSS	$	(2,546,879)

See independent accountants' review report.

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

Balance, beginning of year	$	6,354,204
Net loss		(2,546,879)
Balance, end of year	$	3,807,324

MIGHTY QUINN'S HOLDINGS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(2,546,879)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization		505,082
Deferred tax asset		(59,197)
Changes in operating assets and liabilities		
(Increase) decrease in operating assets		
Credit cards receivable		(23,988)
Outside ordering receivable		(16,532)
Employee retention credit receivable		939,373
Royalties receivable		3,756
Inventory		(66,047)
Prepaid expenses		(4,806)
Security deposits		(4,077)
Operating lease right-of-use asset		(9,671,910)
Intangible assets		(5,040)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses		416,300
Deferred franchise and area development fees		956
Deferred rent		(928,369)
Deferred royalty fees		(28,414)
Operating lease liability		10,862,958
Gift cards payable		4,041
Sales tax payable		7,080
Catering deposits payable		180
Tips payable		4,341
Net cash used in operating activities		(611,192)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(333,341)
Net cash used in investing activities		(333,341)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of PPP loans payable		(175,672)
Repayment of bank loan payable		(2,000,303)
Net cash used in financing activities		(2,175,975)
NET DECREASE IN CASH		(3,120,508)
CASH, BEGINNING OF YEAR		7,036,662
CASH, END OF YEAR	$	3,916,154
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid during the year for interest	$	14,936

See independent accountants' review report.

NOTE 1 – NATURE OF BUSINESS

Mighty Quinn's Holdings LLC ("Mighty Quinn's") is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and contingencies. Although actual results in subsequent periods will differ from these estimates, such estimates are developed based on the best information available to management and management's best judgments at the time made.

Cash
For purposes of the statement of cash flows, the Company considers cash in banks, cash on hand and demand deposits as cash.

Receivables and allowance for doubtful accounts
As of December 31, 2022, there is no allowance for doubtful accounts, as the Company believes the credit cards receivable are fully collectible. Additionally, the outside ordering receivable consists of outside food delivery services where the Company collects the monies due for each delivery order on a daily, weekly or bi-monthly basis and believe this to be fully collectible based on past collectability.

Inventory
Inventory is stated at the lower of cost or net realizable value, with cost determined in accordance with the first-in, first-out method and consists primarily of food items and paper supplies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leasehold improvements, property and equipment

Leasehold improvements, property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized. Internal costs directly associated with the acquisition, development and construction of a restaurant are capitalized. Expenditures for major renewals and improvements are capitalized while expenditures for minor replacements, maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term, which generally include option periods that are reasonably assured, or the estimated useful lives of the assets. Upon retirement or disposal of asset, the accounts are relieved of cost and accumulated depreciation and any related gain or loss is reflected in the consolidated statement of operations. At least annually, the Company evaluates and adjusts, when necessary, the estimated useful lives of leasehold improvements, property and equipment. During the year ended December 31, 2022, management has determined there was no impairment of leasehold improvements.

Leases

For lessee arrangements, the Company recognizes lease liabilities. which are reported as operating right-of-use ("ROU") assets and liabilities. Operating lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. Operating right-of-use assets are initially measured based on the lease liability, adjusted for any initial direct costs, any lease payments made prior to the lease commitment and for any lease incentives.

Periods covered by options that permit the Company to extend or terminate a lease are only included in the measurement of the operating right-of-use assets and lease liabilities when it is reasonably certain that the Company would exercise the extension option or would not exercise the termination option. Other variable lease payments are excluded from the lease liabilities. The Company's incremental borrowing rate, which is used in determining the present value of lease payments, is derived from information available as of the lease commencement date. See Note 7 for more information.

Intangible assets

The Company amortizes intangible assets over their estimated useful life on a straight-line basis unless such life is deemed indefinite. Amortizable intangible assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on either discounted cash flows or appraised values. During the year ended December 31, 2022, the Company has determined there was no impairment of intangible assets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Forgivable advance income

Currently there is no authoritative guidance under U.S. GAAP that addresses accounting and reporting by a nongovernmental entity, that is not a not-for-profit entity, (that is, a for-profit business entity) that receives a forgivable loan from a governmental entity. Accordingly, Management has elected to analogize to International Accounting Standards 20, Accounting for Government Grants and Disclosure of Government Assistance ("IAS 20"), which states that a forgivable loan from the government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. Accordingly, the Company presents income from forgivable loans from governmental entities within other income (expense) in the consolidated statement of operations when all performance obligations have been satisfied and forgiveness is reasonably assured. See Note 9 for more information.

PPP loans payable

Management has elected to account for certain forgivable debt from a governmental entity under ASC Topic 470, Debt ("ASC 470"), as the Company has not applied for forgiveness for certain loans which are to be repaid. See Note 6 for details about the Paycheck Protection Program ("PPP").

Management fees

In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the Company (the "Management Fees"). The managing members can adjust the Management Fees when they deem appropriate, provided the Company maintains sufficient cash reserves. If there are insufficient cash reserves to incur the Management Fees, such payments will be deferred until the Company has sufficient cash reserves.

Advertising and marketing costs

Advertising and marketing costs are expensed as incurred and are included in advertising and promotions in the consolidated statement of operations.

Restaurant pre-opening costs

Pre-opening costs, including rent, wages, benefits and travel for training and opening teams, food and other restaurant openings, are expensed as incurred prior to a restaurant opening for business, and are included in operating expenses on the consolidated statement of operations.

Revenue recognition

The Company's revenues consist of sales by Company-operated restaurants and fees from franchised restaurants operated by franchisees. Revenues from franchised restaurants include franchise, development area, royalty, conference attendance and technology fees, as well as, brand development fund contributions from franchisees. As a result, the Company is dependent on the strength of the restaurant industry and its ability to collect amounts owed on franchise agreements. The Company recognizes revenue at a point in time and over time for financial reporting purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Disaggregation of revenue from contracts with franchisees

Revenue from contracts with franchisees for the year ended December 31, 2022 is disaggregated by timing of revenue recognition, as follows:

Services transferred at a point in time	$ 313,802
Services transferred over time	99,044
	$ 412,846

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers:

	January 1, 2022	December 31, 2022
Credit cards receivable	$ 23,925	$ 47,913
Outside ordering receivable	321,241	337,773
Royalties receivable	31,083	27,327
Gift cards payable	59,753	63,794
Catering deposits payable	10,622	10,802
Deferred franchise and area development fees	190,452	196,508

Delivery

The Company offers customers delivery in certain locations. Delivery services are fulfilled by third-party service providers. In some cases, the Company makes delivery sales through Mightyquinnsbbq.com or the Mighty Quinn's Barbecue app (the "MQ Label Sales"). In other cases, the Company makes delivery sales through a non-Mighty Quinn owned channel, such as the delivery partner's website or app ("Marketplace Sales"). With respect to MQ Label Sales, the Company controls the delivery services and generally recognize revenue, including delivery fees, when the delivery partner transfers food to the customer. For these sales, the Company receives payments directly from the customer at the time of sale. With respect to Marketplace Sales, the Company generally recognizes revenue, when control of the food is transferred to the delivery partner and the Company receives payment subsequent to the transfer of food. The payment terms with respect to Marketplace Sales are short-term in nature.

Catering

The Company offers catering services in certain locations. Deposits for catering events are deferred and revenue is recognized on the date the food is delivered to the customer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Gift cards

The Company sells gift cards to customers in their restaurants. The gift cards sold to customers have no stated expiration dates and are subject to actual escheatment rights in the jurisdictions in which the Company operates. Revenue from Company gift cards purchased by customers is deferred as a contract liability until goods or services are transferred.

Mighty Quinn's BBQ Rewards

Eligible customers who enroll in the program via the Mighty Quinn's Barbecue App can generally earn points for every dollar spent. After accumulating a certain number of points, the customer earns a reward that can be redeemed for a free meal. The Company may also periodically offer promotions, which provide the customer with the opportunity to earn bonus points, coupons or free food. Earned rewards generally expire 7 years after they are issued. The Company defers revenue associated with the estimated price of points earned by program members as each point is earned. The estimated selling price of each point earned is based on the estimated value of the product for which the reward is expected to be redeemed. The Company recognizes loyalty revenue when a customer redeems an earned reward.

Income taxes

The Company has been organized as a limited liability company and is not a taxpaying entity for federal or state income tax purposes. As such, income of the Company is taxed to the members on their respective tax returns. The Company must pay nonresident withholding tax on taxable income which is apportioned to the state of New Jersey on behalf of New Jersey nonresident members. These payments are reported as members' withdrawals on the consolidated statement of members' (deficit) equity. The Company pays New York City Unincorporated Business Tax on its net income which is apportioned to New York City. Deferred income taxes are provided to reflect the tax effect of timing differences between financial accounting depreciation and tax depreciation allowed by New York City, as well as, net operating losses which will reduce the future tax liability.

Under U.S. GAAP, guidance is provided as to how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. U.S. GAAP requires the evaluation of tax positions taken to determine whether the tax positions are "more-likely-than-not" to be sustained upon examination by the applicable taxing authority.

The Company's management has not identified any uncertain tax positions that could lead to possible tax liability or penalty upon examination by a taxing authority. The Company has not accrued any tax-related interest or penalties. The Company's federal and state income tax returns for tax years 2020 and beyond remain subject to examination.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Sale of restaurant location

On February 17, 2020 (the "Sale Date"), the Company sold a barbeque restaurant located at 899 Bergen Street, Brooklyn, NY 11238 to MQBK Bergen, LLC (the "Buyer") by executing an asset purchase agreement and entering into a franchise agreement with the Company (the "Bergen Franchise"). The Buyer shall operate as a franchisee of Mighty Quinn's. On the Sale Date, the Buyer paid cash of $138,407 and entered into a promissory note for $322,928 payable over 24 months, bearing interest at a rate of six percent per annum.

On November 18, 2020, the Company and the Buyer entered into a franchise termination agreement (the "Termination Agreement") due to the landlord permanently closing the facility which the restaurant operated due to COVID-19 global pandemic. As a result of the Termination Agreement, the Company provided the Buyer with a contribution not to exceed $138,407 as a development incentive (the "Development Incentive").

The Development Incentive included a $20,000 cash lump sum payment upon execution of the Termination Agreement and a $49,000 cash lump sum payment which was paid during the year ended December 31, 2021.

The Buyer was entitled to a $49,000 cash lump sum payment since a lease was signed for a new "Mighty Quinn's" restaurant location to be developed under the Development agreement before September 30, 2021. Since the Buyer was in full compliance with the terms under the Development Agreement, the amount payable to the Buyer would be credited against future royalty payments that will come due under the Franchise Agreement pursuant to the Development Agreement, until the time the total amount payable to the Buyer has been exhausted. As of December 31, 2022, there was a deferred royalty payable of $40,993.

Termination of a restaurant location

On December 22, 2022 there was a mutual termination, release and nondisclosure agreement (the "Termination Agreement") signed between the Company and a franchisee, resulting in a franchise location closing. The termination agreement released the Company and franchisee of any further obligations. There were accrued and unpaid royalties amounting to $57,421 that were written off during the year ended December 31, 2022. Additionally, there were deferred franchise fees in the amount of $13,578, which were recorded in franchise and area development fees on the consolidated statement of income for the year ended December 31, 2022 as a result of the Termination Agreement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Adopted Accounting Pronouncement

ASU 2016-02

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") ASU 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 requires that a lessee recognize a right-of-use asset and a corresponding liability with limited exceptions, of its obligation under an operating lease, as well as expands disclosure requirements for both lessors and lessees. ASU 2016-02 and its subsequent amendments' effective date was deferred for private companies. As a result of the deferral, the effective date of ASU 2016-02 will be effective for annual reporting periods beginning after December 15, 2021, with early adoption permitted. The Company adopted ASU 2016-02 as of January 1, 2022, which resulted in the recognition of operating right-of-use asset totaling $11,452,160, as well as operating lease liabilities totaling $12,380,529. There was no cumulative effect adjustment to the opening balance of members' equity required. See Note 7 for more information.

New Accounting Pronouncement Not Yet Adopted

ASC Topic 326 – Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13 Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), creating Accounting Standards Codification ("ASC") ASC Topic 326 – Financial Instruments - Credit Losses. ASU 2016-13 requires entities to measure credit losses on most financial assets carried at amortized costs and certain other instruments using an expected credit loss model. For private companies, ASU 2016-13 is effective for fiscal years beginning after December 31, 2022, including interim periods within those fiscal years. The Company is currently evaluating the effect of the adoption of ASU 2016-13 on their results of operations, financial position and cash flows.

NOTE 3 – LEASEHOLD IMPROVEMENTS, PROPERTY AND EQUIPMENT

As of December 31, 2022, leasehold improvements, property and equipment consist of the following:

		Estimated Useful Life
Leasehold improvements	$ 4,469,344	10 – 15 years
Furniture and fixtures	541,779	7 years
Equipment	1,353,000	5 years
Vehicles	60,500	5 years
Computer software	28,822	3 years
	6,453,445	
Less: accumulated depreciation	(4,798,464)	
	$ 1,654,981	

NOTE 3 – LEASEHOLD IMPROVEMENTS, PROPERTY AND EQUIPMENT (CONTINUED)

For the year ending December 31, 2022, depreciation expense was $491,305.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets are stated at cost, net of accumulated amortization. Costs incurred in connection with debt financing are capitalized and charged to amortization expense over the terms of the related debt agreement using the straight-line method. Costs incurred in connection with acquiring a trademark are capitalized and charged to amortization expense over ten years using the straight-line method. Costs incurred in connection with obtaining liquor licenses are capitalized and charged to amortization expense over three years using the straight-line method.

As of December 31, 2022, intangible assets consisted of the following:

			Estimated Useful Life
Trademark	$	63,718	10 years
Financing fee		35,445	10 years
Liquor licenses		16,530	2 - 3 years
		115,693	
Less: accumulated amortization		(54,744)	
	$	60,949	

Amortization expense was $13,777 for the year ended December 31, 2022.

As of December 31, 2022, future estimated amortization expense for the years ending December 31, are as follows:

2023	$	12,192
2024		9,922
2025		9,330
2026		8,785
Thereafter		20,720
	$	60,949

NOTE 5 – SUBSCRIPTION AGREEMENT

On June 10, 2021, the Company entered into a subscription agreement with Bolt BBQ Holdings, LLC (the "Bolt Investor") to offer 79,101 units for a sale price of $1,800,000. After the closing, the Bolt Investor has the right, but no obligation to purchase up to $1,250,000 of additional units in a transaction or series of transactions, at a price of $22.756 per unit, as adjusted. If the Bolt Investor does not elect to purchase additional units a non-Bolt Investor is entitled to purchase pursuant to the subscription agreement.

NOTE 6 – LOANS

Bank loan
On November 6, 2017, the Company entered into a permanent fixed rate note (the "Bank Loan") with ConnectOne Bank (the "Lender") maturing November 6, 2027. Interest on the Bank Loan was fixed at 4.5% per annum. The outstanding principal balance of the Bank Loan was secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members. In February of 2022, the Bank Loan was paid in full by the Company. For the year ending December 31, 2022, interest expense on the Bank Loan was $8,179.

Paycheck Protection Program loan
The Company received various loans from ConnectOne Bank under the PPP established under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") that are accounted for under ASC Topic 470, Debt ("ASC 470"), as a few of the PPP loans were not eligible for forgiveness, in whole or in part. The PPP loans bear interest at a rate of one percent per annum and are payable in monthly installments of principal and interest over twenty-four months beginning ten months from the date of the note. The PPP loans may be repaid at any time with no prepayment penalty. As of December 31, 2022, accrued interest payable related to the PPP loans was $5,842 and included in accounts payable and accrued expenses on the consolidated balance sheet. Interest expense in the amount $4,320 is included in the statement of operations for the year ended December 31, 2022.

During the year ended December 31, 2021, the Company defaulted on 3 PPP loans as they closed two restaurant locations and sold another; all in 2020. These locations have no assets, nor were granted forgiveness. As of December 31, 2021, there was $297,600 of PPP loans payable on which the Company has defaulted and included on the consolidated balance sheet.

In 2022 the Company received an additional $24,690 in partial forgiveness. This in included in the other income (expenses) section of the consolidated statement of operations.

NOTE 6 – LOANS (CONTINUED)

Economic Injury Disaster loan

On May 5, 2020, the Company executed the standard loan documents required for securing an Economic Injury Disaster Loan ("EIDL") from the United States Small Business Administration (the "SBA") under its Economic Injury Disaster Loan assistance program in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL is $500,000, with proceeds to be used for working capital purposes. Interest on the EIDL accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twenty-four months from the commencement date of the EIDL in the amount of $2,437. The balance of principal and interest is payable thirty years from the date of the promissory note. In connection with the EIDL, the Company executed the EIDL documents, which include the SBA Secured Disaster Loan Note, dated May 5, 2020, the Loan Authorization and Agreement, dated May 5, 2020, and the Security Agreement, dated May 5, 2020, each between the SBA and the Company. As of December 31, 2022 interest of $49,521 was accrued and included in accounts payable and accrued expenses on the consolidated balance sheet. Interest expense of $21,084 relating to the EIDL is included on the consolidated statement of operations.

NOTE 7 – LEASES

The Company has obligations as a lessee for Company owned restaurant locations with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from five to ten years. The Company is reasonably certain to exercise these renewal options therefore these optional periods are included in determining the lease term and the associated payments under these renewal options are included in lease payments.

Payments due under the lease contracts include fixed payments, plus for many of the Company's leases, variable payments. The Company's leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance and common area maintenance. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Additionally, certain of the Company's operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than specified target amounts. The Company recognizes contingent rent expense provided the achievement of that target is considered probable.

Certain of the Company's operating leases were amended to include rent abatements and/or rent concessions that have been reflected in the minimum future payments under the lease terms.

NOTE 7 – LEASES (CONTINUED)

The components of lease cost for the year ended December 31, 2022 are as follows:

Operating lease cost	$	1,832,724
Variable lease cost		91,124
Total lease cost	$	1,923,848

Other information related to leases as of December 31, 2022 was as follows:

Supplemental cash flow information:

    Cash paid for amounts in the measurement of lease liabilities:

Operating cash flow from operating leases	$	1,691,531

ROU assets obtained in exchange for lease obligations:

Operating leases	$	11,452,160

Reductions to ROU assets resulting from reductions to lease obligations:

Operating leases	$	1,489,778

Weighted average remaining lease term:

Operating leases	6.7 years

Weighted average discount rate:

Operating leases	1.75%

Maturities of lease liabilities under noncancellable leases as of December 31, 2022 are as follows:

2023	$	1,607,620
2024		1,703,737
2025		1,649,181
2026		1,469,787
2027		1,338,871
Thereafter		3,093,762
Total	$	10,862,958

NOTE 8 – SPONSORSHIP AGREEMENTS

New York Yankees sponsorship agreement
On January 1, 2017 the Company entered into a sponsorship agreement with the New York Yankees Partnership (the "Yankee Agreement"). The Yankee Agreement was scheduled to terminate on November 1, 2022. The Yankee Agreement was extended by one year and terminates on November 1, 2023. Per the terms of the Yankee Agreement, the Company will pay an annual sponsorship fee (the "Sponsorship Fee") in the amount of $16,500 on or before May 1st annually.

In addition to the Sponsorship Fee, the Company is obligated to provide a catering credit equal to $15,000 to be applied against the wholesale price of products provided by the Company during a certain time period. During the year ended December 31, 2022, a catering credit of $15,000 was issued on May 1, 2022.

MSG sponsorship agreement
On January 16, 2020 the Company entered into a sponsorship agreement with MSG Sports & Entertainment, LLC (the "MSG Sponsorship") for a total cost of $267,963 for two arena concession stands, commercial spots on a marquee and social media posts. Due the global pandemic the MSG sponsorship was paused due to the temporary closure of Madison Square Garden. During the year ended December 31, 2020, the Company did not make any sponsorship payments.

Effective September 1, 2021, the payment terms of the MSG Sponsorship were amended to have quarterly payments made through the maturity date of August 31, 2024. As of December 31, 2022, $127,750 of MSG Sponsorship fees were accrued and included in accounts payable and accrued expenses on the consolidated balance sheet.

New York Arena Partners UBS Arena sponsorship agreement
On November 1, 2021 the Company entered into a sponsorship agreement with New York Arena Partners, LLC (the "UBS sponsorship") for a total cost of $167,345 for branded portable concession stands located throughout the arena. The payments are to be made in quarterly installments with the UBS sponsorship maturing October 31, 2025. In July 2022, the UBS sponsorship was amended for additional sponsorship benefits and the sponsorship fee was increased to $240,909. During the year ended December 31, 2022, the Company paid sponsorship fees totaling $50,300.

NOTE 9 – FORGIVABLE ADVANCE INCOME

Due to the global pandemic, the U.S. government has responded with relief legislation. Certain legislation, under the CARES act, authorized emergency loans to businesses by establishing, and providing funding for, forgivable bridge loans under the PPP. In February of 2021, the Company received a second round amounting to $1,255,310 under the PPP which qualifies for forgiveness, which include a partial repayment of $20,910. Under the PPP, the Small Business Administration (the "SBA") will forgive the proceeds received if eligibility and certain other criteria are met related to the use of funds. If there is a portion of the proceeds received that is not forgiven, it converts to

NOTE 9 – FORGIVABLE ADVANCE INCOME (CONTINUED)

unsecured term notes payable in equal installments, including interest at 1%, maturing five years from the initial disbursement date.

As of December 31, 2021, Management believes the Company has met the eligibility and certain other criteria related to the use of funds, and there is reasonable assurance that full forgiveness will be granted. Accordingly, the Company recognized $1,255,310 of proceeds received under the PPP as forgivable advance income during the year ended December 31, 2021, which was presented in other income (expense) in the consolidated statement of operations. For the year ended December 31, 2022 the Company received an additional $24,690 in partial forgiveness which is presented in other income (expense) in the consolidated statement of operations. The Company has applied for forgiveness under the PPP, which is pending approval from the SBA and pending loan cancellation by the lender. Once the SBA reviews and approves the forgiveness amount, the SBA will have the right to audit the Company's compliance with the PPP for a period of up to six years. Any unfavorable outcome resulting from the SBA's review or audit will be reported once known and if it materially impacts the Company's financial position and/or results of future operations.

NOTE 10 – RETIREMENT PLAN

On June 19, 2019, the Company established a 401(k)/profit sharing defined contribution plan (the "Plan") covering all eligible employees, effective January 1, 2019. The Plan enables eligible employees to contribute a percentage of their compensation up to the maximum allowable amount pursuant to the Internal Revenue Code. The Company may make discretionary profit sharing and/or matching contributions for each dollar contributed by the individual within certain limits. For the year ended December 31, 2022, the Company did not make any discretionary profit sharing or matching contributions to the Plan.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK, SIGNIFICANT CUSTOMERS AND SUPPLIERS

Credit risk
The Company places its cash in accounts that are insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). Throughout the year, the bank balances may exceed the limit insured by the FDIC. At December 31, 2022 the Company had approximately $2,658,000 in excess of the FDIC insured limit.

Major vendor
The Company had one vendor that accounted for approximately 51.6% or $3,022,737 of the cost of sales for the year ended December 31, 2022. The Company expects to maintain the relationship with this vendor.

NOTE 12 – BENEFIT FOR INCOME TAXES

The benefit for income taxes consists of the following for the year ended December 31, 2022:

Deferred income tax benefit:		
Local	$	59,197
Benefit for income taxes for the year ended		
December 31, 2022	$	59,197

NOTE 13 – LITIGATION

The Company is involved in claims and legal actions that arose in the ordinary course of business. Management records an accrual for legal contingencies when they determine that it is probable that the Company has incurred a liability and can reasonably estimate the amount of the loss. Although Management has recorded liabilities related to these claims and legal actions, the estimates used to determine the amount of these liabilities may not be accurate.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 8, 2023, the date on which these consolidated financial statements were available to be issued.

Subscription agreement
On January 3, 2023 the Company entered into a subscription agreement with SLOWS Holdings LLC. The Company purchased a convertible note for $400,000 which has a three-year term and earns interest at 5% per annum.

There have been no other significant subsequent events that have been identified by the Company, except for the subsequent event disclosed above.